Via EDGAR and Federal Express

May 10, 2012

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nexeo Solutions, LLC

Amendment No. 2 to Registration Statement on Form S-4

Filed May 1, 2012

File No. 333-179870

Ladies and Gentlemen:

Set forth below are the responses of Nexeo Solutions, LLC, a Delaware limited liability company (the “Issuer,” and together with its consolidated subsidiaries, including Nexeo Solutions Finance Corporation, a Delaware corporation, the “Company,” “we,” “us” or “our”), and Nexeo Solutions Finance Corporation (the “Co-Issuer,” and together with the Issuer, the “Issuers”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 8, 2012, with respect to the Amendment No. 2 to the Company’s Registration Statement on Form S-4, File No. 333-179870, filed on May 1, 2012, as an amendment to the Company’s Registration Statement on Form S-4, File No. 333-179870 initially filed with the Commission on March 2, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 that are marked to show all changes made since Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Securities and Exchange Commission

May 10, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

China Joint Venture Acquisition, page 47

1.	You disclose that you have the opportunity, and in certain situations the obligation, to acquire the remaining 40% of the joint venture from the shareholders of Beijing PlasChem. Please amend your filing to disclose, if true, that the shareholders of the 40% interest have an unrestricted right to put their 40% interest to you after the release of the audited 2013 financials of the joint venture. Furthermore, given that you will be consolidating the joint venture once you complete the transaction, please amend your filing to provide a discussion of whether the Chinese acquiree is highly leveraged, will require material capital expenditures after the acquisition and if it has historically generated positive or negative operating cash flows. Please also disclose whether you are contractually obligated to fund losses of the joint venture. Enhanced disclosure will allow investors to gain a better understanding of the potential impact, if any, of the joint venture to your liquidity and results of operations.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 2, 47, 64 and F-21 of Amendment No. 3.

Compensation Discussion and Analysis, page 101

2.	Please disclose how your board of directors determined the amount of Series B Units in Holdings to grant each named executive officer during the 2011 fiscal year. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. The number of Series B Units granted to each of our NEOs was not determined pursuant to any formulaic equation or benchmarking to any peer group, rather, the number of Series B Units was determined by our Board of Directors in its sole discretion, after taking into account discussions with our management team and overall retention goals. Please see page 104 of Amendment No. 3.

Summary Compensation Table, page 107

3.	As previously requested by comment seven in our letter dated April 26, 2012, please revise your registration statement to disclose all executive compensation for the full fiscal year. On page 110, we note that Mr. Bradley’s employment agreement provides a one-time grant of two million performance-based phantom units designed to pay him a performance bonus if a liquidity event occurs. Based on your disclosure on pages 109 and 111, we note that you granted these phantom units on March 31, 2011 and that the value of each phantom unit Mr. Bradley received equaled $1.00 on the effective date of his employment agreement. Please revise your registration statement to disclose the aggregate grant date fair value of this phantom unit award in the Summary Compensation Table and the Grant of Plan-Based Awards for the 2011 Fiscal Year Table. Please also revise your registration statement to disclose this phantom unit award in the Outstanding Stock Awards at 2011 Fiscal Year-End Table.

Securities and Exchange Commission

May 10, 2012

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. The phantom units are being treated akin to stock awards subject to a performance condition (e.g., a liquidity event in which TPG Capital, L.P. realizes a MoM of less than 1.25). As such, the recognition of value for those awards as of the effective date is determined in accordance with Section 25-20 of FASB ASC Topic 718, which assesses whether the performance condition is probable or not. Because the performance condition in this award is not probable, no value is recognized as of the grant date. Issuer has included in footnotes to the Summary Compensation Table and the Grant of Plan-Based Awards for the 2011 Fiscal Year Table, the value of the award at the grant date assuming that the highest level of performance conditions would be achieved since that amount is not included in those tables. Please see pages 107, 109 and 110 of Amendment No. 3.

In addition, we have corrected certain of the valuation assumptions that were used in calculating the fair value of the Holdings Series B Units using a discounted cash flow analysis and a Black-Scholes Option Pricing Model, as these assumptions were incorrectly stated in Amendment No. 2. Please see page 107 and page F-52 of the Amendment No. 3.

4.	We note your revised disclosure on pages 107 and 108 where you include the discretionary bonuses related to the 2011 fiscal year in the All Other Compensation column and table. Please note that discretionary bonuses are properly reportable in the Bonus column of the Summary Compensation Table. Refer to the Regulation S-K Compliance and Disclosure Interpretations, Question 119.02, available at http://www.sec.gov/divisions/corpfin/guidance/ regs-kinterp.htm. Please revise your disclosure to include the discretionary bonuses related to the 2011 fiscal year in the Bonus column and remove these bonuses from the All Other Compensation column and table.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 107 and 108 of Amendment No. 3.

5.	We note your response to comment seven in our letter dated April 26, 2012; however, we partially reissue the comment. Please remove all references to the “short year” throughout your discussion of executive compensation, including footnote two to the Summary Compensation Table, footnotes (b), (d) and (e) to the All Other Compensation Table on page 108 and the paragraph following Potential Payments Upon Termination or a Change in Control on page 110.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement to remove all references to the “short year.” Please see pages 107, 108 and 110 of Amendment No. 3.

Director Compensation for the 2011 Fiscal Year, page 113

6.	We note your response to comment nine in our letter dated April 26, 2012. In this regard, please also revise your Director Compensation Table to include the bonus Mr. Smith received for the company’s performance in the 2011 fiscal year pursuant to the Bonus Plan in the Non-Equity Incentive Plan Compensation column. Refer to Item 402(k)(2)(v) of Regulation S-K.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 113 of Amendment No. 3.

Signatures, pages II-9 – II-13

7.	Please revise your signature pages to refer to the Securities Act in the paragraph immediately preceding the signatures of your directors and executive officers.

Securities and Exchange Commission

May 10, 2012

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page II-9 through II-12 of Amendment No. 3.

(Signature page follows)

Securities and Exchange Commission

May 10, 2012

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to Sarah K. Morgan at Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

NEXEO SOLUTIONS, LLC

By: /s/ Michael B. Farnell, Jr.
Michael B. Farnell, Jr.
Chief Legal Officer

Enclosures

cc:	Jessica Kane, Securities and Exchange Commission

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Sarah K. Morgan, Vinson & Elkins L.L.P.